Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO to Redeem Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 27 (Non-Viability Contingent Capital (NVCC))

TORONTO, April 23, 2024 – Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) today announced its intention to redeem all of its 20,000,000 outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 27 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 27”) for an aggregate total of $500 million on May 25, 2024. The redemption has been approved by the Office of the Superintendent of Financial Institutions.

The Preferred Shares Series 27 are redeemable at the Bank’s option on May 25, 2024 (the “Redemption Date”) at a redemption price of $25.00 per share. Payment of the redemption price will be made by the Bank on May 27, 2024, the first business day following the Redemption Date.

Separately from the payment of the redemption price, the final quarterly dividend of $0.24075 per share for the Preferred Shares Series 27 announced by the Bank on February 27, 2024 will be paid in the usual manner on May 27, 2024, to shareholders of record on April 29, 2024.

Notice will be delivered to holders of the Preferred Shares Series 27 in accordance with the terms thereof.

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.3 trillion as of January 31, 2024. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to over 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

For News Media Enquiries: Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com X: @BMOMedia